NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH MANAGEMENT LIMITED ANNOUNCES BOARD OF DIRECTOR AND
SENIOR MANAGEMENT APPOINTMENTS
(Calgary, December 11, 2007) /CCN Matthews/ — Pengrowth Management Limited is pleased to announce the appointment of Mr. Nicholas C. H. Villiers as the Pengrowth Management Limited representative to the board of directors of Pengrowth Corporation. Pengrowth Management Limited is the Manager of Pengrowth Corporation and Pengrowth Energy Trust.
Mr. Villiers retired from the Royal Bank of Canada (RBC) in May 2002 where he was Vice Chairman of Royal Bank of Canada Europe Ltd. and Managing Director of RBC Capital Markets (previously RBC Dominion Securities) with responsibility for international mergers and acquisitions and for senior client relationships within the International Investment Banking group.
Mr. Villiers joined the Royal Bank of Canada Group in 1983 as a Director of and Head of Mergers and Acquisitions at Orion Royal Bank, London, then a subsidiary of Royal Bank of Canada. During his 19-year career with the RBC Group, Mr. Villiers developed an extensive knowledge of a range of industry sectors and established relationships with senior management, major shareholders and international investors worldwide. Prior to Mr. Villiers’ 30-year career in investment banking he worked for the Aluminum Company of America in New York and moved to Switzerland in 1967 to initiate a successful program of licensing and manufacturing joint ventures with local partners throughout Africa and the Middle East.
“Mr. Villiers vast experience and expertise in international business and finance will further enhance Pengrowth Corporation’s board of directors,” says James S. Kinnear, Chairman, President and Chief Executive Officer of Pengrowth Corporation. “Mr. Villiers counsel will be valuable especially as Pengrowth continues to assess not only domestic but international opportunities to increase unitholder value. I am most pleased to welcome him to our team.”
Pengrowth Management Limited also wishes to highlight a number of recent announcements and changes to the senior management team and board of directors.
•	Leslie F. Kende has been appointed to the position of Vice-President, New Ventures. In this new position, Mr. Kende will report to Robert Nicolay, Vice-President Business Development and will be a valued member of Pengrowth Management Limited’s Business Development team. Mr. Kende will be involved in developing and executing optimization strategies and identifying and pursuing value-added activities and transactions related to the energy sector.

Mr. Kende has over 17 years experience in the oil and gas industry in a number of positions of increasing responsibilities. Most recently, he held the position of Vice-President and Director of Acquisitions and Divestitures at Tristone Capital. In addition to his business experience, Mr. Kende earned a B.Sc. Honours in Applied Science (Geophysics) from Queen’s University in 1990 and a M.B.A Summa Cum Laude from Nova Southeastern University, Florida in 1998. As well, Mr. Kende is a professional engineer.

•	Stanley H. Wong has retired his position as Pengrowth Management Limited’s representative director of Pengrowth Corporation effective November 27, 2007. Mr. Wong has made many important contributions to Pengrowth’s growth and development during his lengthy tenure with the company.

“During his time with Pengrowth, the trust experienced significant growth,” says Mr. Kinnear. “Stan’s involvement and counsel since 1988 have been considerable. On behalf of all members of the Pengrowth team, I wish to express our appreciation for Stan’s efforts and dedication towards the success and achievements of Pengrowth.”
PENGROWTH MANAGEMENT LIMITED
James S. Kinnear
President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051
About Pengrowth Management Limited
Pengrowth Management Limited is a privately owned and operated Canadian firm, founded by James S. Kinnear in 1982. Headquartered in Calgary, Alberta, the company was originally established to act as an advisor to Canadian pension funds and financial institutions, and to manage assets on their behalf. Since 1988, the company has actively managed the operations and assets of Pengrowth Corporation (the “Corporation”) and its successor companies and corporate entities. Under a Management Services Agreement, Pengrowth Management Limited is granted administrative powers that permit it to undertake, on behalf of the Corporation and Pengrowth Energy Trust, matters pertaining to the properties of the Corporation. In addition, Pengrowth Management Limited provides recommendations to the Board of Pengrowth Corporation as to its strategic direction.
About Pengrowth Energy Trust
Founded in 1988, Pengrowth Energy Trust is one of North America’s largest and most successful energy trusts. The company is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current market capitalization of approximately $4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.

2